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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-31815

Hydrogenics Corporation

5985 McLaughlin Road
Missisauga, Ontario
Canada, L5R 1B8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description
99.1	Hydrogenics Corporation First Quarter 2005 Interim Consolidated Financial Statements and Results of Operations
99.2	Hydrogenics Corporation First Quarter 2005 Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated May 9, 2005
99.4	Certifications pursuant to Canadian law

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2005
HYDROGENICS CORPORATION
	By:	/s/ PIERRE RIVARD Name: Pierre Rivard Title: President, Chief Executive Officer and Director

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EXHIBIT LIST
SIGNATURES